ICON Holdings Corp.
                              600 Mamaroneck Avenue
                            Harrison, New York 10528

                                    September 25, 1998

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.   20549
Attention: Peggy A. Fisher, Esq., Assistant Director

Re:  ICON Holdings Corp.;
     Withdrawal of Registration Statement on Form S-1

Ladies and Gentlemen:

     Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the "Securities Act"), ICON Holdings Corp., (the "Company") hereby requests the withdrawal of its Registration Statement on Form S-1 (File No. 333-38717), originally filed with the Securities and Exchange Commission on October 24,
1998, and the amendments thereto, on the grounds that the transaction contemplated by the Registration Statement ceased last spring following the filing by the Company of Pre-Effective Amendment No. 2 to the Registration Statement and none of the securities covered thereby were offered for sale or sold. The Company believes that such withdrawal is consistent with the public interest and the protection of investors and hereby requests that the Commission consent to such withdrawal.

     Please provide the Company with a copy of the order granting withdrawal of the Registration Statement. If you have any questions regarding this application , please do not hesitate to contact me at 212-418-4703.

                                Very truly yours,

                                 /s/ John L. Lee
                                   John L. Lee
                           Secretary, Senior Vice President
                               and General Counsel
cc: Andrea R. Biller, Esq. (SEC)
      Mr. Beaufort J. B. Clarke
      Mr. Paul B. Weiss
      David A. Cifrino, P.C.